Exhibit 99.1

FOR IMMEDIATE RELEASE

Uni-Fuels Completes First Oversubscribed USD 3 Million Commercial Paper Issuance on ADDX

SINGAPORE, JULY 21, 2025 - Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced that its wholly-owned subsidiary, Uni-Fuels Pte Ltd (“Uni-Fuels Singapore”), has successfully completed the Company’s first-ever commercial paper (“CP”) issuance, raising USD 3 million through ADDX, a private market platform regulated by the Monetary Authority of Singapore. The offering was oversubscribed, reflecting strong demand from accredited investors.

The commercial paper was structured as USD-denominated, short-term unsecured debt and issued via ADDX’s digital investment platform. The transaction enables Uni-Fuels to diversify its funding sources and enhance capital efficiency across its operational entities. Proceeds will be used for general working capital and to support Uni-Fuels Singapore’s expanding operations across global trading hubs.

“This oversubscribed debut issuance is a strong signal of investor confidence in our business strategy and growth outlook,” said Koh Kuan Hua, Chief Executive Officer of Uni-Fuels. “We’re pleased to partner with ADDX as we modernize our capital structure and engage new investor channels. Our investors’ strong support allows us to pursue strategic growth initiatives and positions us to deliver stronger shareholder returns over time.”

“The enthusiastic response from investors underscores Uni-Fuels’ credibility and clear strategic direction,” said Inmoo Hwang, Group Managing Director of ADDX. “We are pleased to support companies that take a disciplined approach to growth and capital access. We look forward to deepening our partnership as Uni-Fuels continues to broaden its reach to accredited investors through alternative capital markets.”

This issuance marks a strategic milestone in Uni-Fuels’ capital markets roadmap as it continues to leverage innovative infrastructure to support liquidity, working capital, and operational flexibility.

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions headquartered in Singapore, with operations across major shipping hubs worldwide. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across diverse markets and time zones. Backed by a passionate team and an extensive global supplier network, Uni-Fuels has forged long-standing partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid a robust industry-wide energy transformation.

For more information, visit www.uni-fuels.com.

About ADDX

ADDX is an investment platform headquartered in Singapore that offers accredited investors a space to build a private markets and alternatives portfolio. With ADDX, investors can access high quality alternative investments across private equity, private credit, hedge funds, structured products, cash alternatives and more, using a convenient and user-friendly app and web platform. ADDX has raised a total of US$140 million in funding since its inception in 2017. Its shareholders include Singapore Exchange (SGX), the Stock Exchange of Thailand, Temasek subsidiary Heliconia Capital, the Development Bank of Japan, UOB, Hamilton Lane, Tokai Tokyo Financial Holdings and KB Securities, a subsidiary of Korea’s largest banking group KB Financial Group.

ADDX is approved by the Monetary Authority of Singapore as a recognised market operator. It also holds a capital markets services license to deal in securities and collective investment schemes, as well as to provide custodial services. It currently serves individual accredited investors from over 50 countries spanning Asia Pacific, Europe, Middle East and the Americas (except the US). ADDX also serves wealth managers, family offices and corporate investors through its institutional service, ADDX Advantage.

For more information, visit https://addx.co.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Ltd

Email: investors@uni-fuels.com